Exhibit 99.15

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company

Peak Gold Ltd.

666 Burrard Street, Suite 3110

Vancouver, British Columbia V6C 2X8

2.	Date of Material Change

January 8, 2008

3.	News Release

A news release with respect to the material change referred to in this report was issued on January 8, 2008 and subsequently filed on SEDAR.

4.	Summary of Material Change

Peak Gold Ltd. (“Peak Gold”) announced that Robert J. Gallagher will be joining Peak Gold’s executive team. Mr. Gallagher will be replacing Julio Carvalho as President and Chief Executive Officer of Peak Gold in February 2008 after a transition period. Mr. Carvalho will continue to be involved with Peak Gold as a director and special advisor on Latin American matters.

5.	Full Description of Material Change

Peak Gold announced that Robert J. Gallagher will be joining Peak Gold’s executive team. Mr. Gallagher will be replacing Julio Carvalho as President and Chief Executive Officer of Peak Gold in February 2008 after a transition period. Mr. Carvalho will continue to be involved with Peak Gold as a director and special advisor on Latin American matters.

Robert Gallagher has worked in the mining industry for over 30 years. He spent 15 years with Placer Dome and the last seven years with Newmont Mining Corporation, most recently as Vice President Operations, Asia Pacific. Mr. Gallagher brings to Peak Gold a wealth of experience in the mining industry. He holds a Bachelor of Applied Science in Mineral Engineering from the University of British Columbia. Mr. Gallagher will be appointed to the Peak Gold board of directors concurrently with assuming his duties as President and Chief Executive Officer.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains “forward looking statements”, within the meaning of applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Peak Gold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and copper; possible variations in ore reserves, grade or recovery rates; failure of plant; equipment or processes to operate as anticipated; accidents; labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business—Risk Factors” in Peak Gold’s Annual Information Form for the year ended November 30, 2006 dated December 18, 2007, available at www.sedar.com. Although Peak Gold has attempted to identify important factors that would cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate. As actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking that are incorporated by reference herein, except in accordance with applicable securities laws.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, contact Melanie Hennessey, Vice President, Investor Relations of Peak Gold Ltd. at (604) 696-4100.

9.	Date of Report

January 16, 2008.